1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 11, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/02/18 :	Explanation to the news report about Taichung District Prosecutors Office's indictment of 25 branch employees of Chunghwa Telecom
99.02	Announcement on 2019/03/11 :	Chunghwa Telecom announces its operating results for February 2019
99.03	Announcement on 2019/03/11 :	February 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Explanation to the news report about Taichung District Prosecutors Office's indictment of 25 branch employees of Chunghwa Telecom

Date of events: 2019/02/18

Contents:

1.Date of occurrence of the event:2019/02/18

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:United News

6.Content of the report:Taichung District Prosecutors Office indicted 25 employees of Chunghwa Telecom's branches who involved fake deals granting loans at an amount more than NT$800 million.

7.Cause of occurrence:Explanation about the news report

8.Countermeasures:Chunghwa Telecom will fully support the investigation of judicial authorities.

9.Any other matters that need to be specified:None

EXHIBIT 99.02

Chunghwa Telecom announces its operating results for February 2019

Date of events: 2019/03/11

Contents:

1.Date of occurrence of the event:2019/03/11

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for February 2019 was NT$ 16.52 billion, a 8.0 % decrease year-over-year, mainly due to the decline of mobile service revenue owing to market competition and the decrease of mobile sales revenue, which offset the increase of Internet VAS revenue and MOD revenue. Operating costs and expenses were NT$ 12.79 billion, a 9.8 % decrease year-over-year, mainly due to the decrease of cost of goods sold and interconnection expenses. Operating income was NT$ 3.73 billion, a 1.0 % decrease year-over-year. Income before tax was NT$ 3.77 billion, a 0.4 % decrease year-over-year. Net income attributable to stockholders of the parent company was NT$ 3.02 billion, a 1.2% increase year-over-year. EPS was NT$ 0.39. In addition, operating income, pretax income and EPS all fell in the range of our first-quarter guidance.

6.Countermeasures:None

7.Any other matters that need to be specified:None

EXHIBIT 99.03

Chunghwa Telecom

March 11, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
Jan.	Net sales	16,518,734	17,948,284	(-)1,429,550	(-)7.96%
Jan-Feb	Net sales	34,148,445	36,144,834	(-)1,996,389	(-)5.52%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,904,039

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	225,681
	Fair Value	-599
	The amount of unrealized gain(loss) recognized this year	298

Settled Position	Total amount of contract	26,533
	The amount of realized gain(loss) recognized this year	-773

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	265,642
	Fair Value	322
	The amount of unrealized gain(loss) recognized this year	-748

Settled Position	Total amount of contract	56,129
	The amount of realized gain(loss) recognized this year	-95

b Trading purpose : None